Manuel Garciadiaz Elliot M. de Carvalho manuel.garciadiaz@davispolk.com elliot.decarvalho@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

May 8, 2023

Re:	Lavoro Limited Registration Statement on Form F-1 Filed March 23, 2023 File No. 333-270791

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Nicholas Nalbantian
Donald Field

Ladies and Gentlemen:

On behalf of our client, Lavoro Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s registration statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated April 18, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and certain additional updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Registration Statement on Form F-1, filed March 23, 2023

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities. We note that the price has been disclosed with regards to the Ordinary Shares issued to The Production Board and those related to the Forward Purchase Agreement. However, with regards to the Ordinary Shares issued in exchange for securities Lavoro Agoro Limited, please disclose the price or price range that the selling securityholders paid for the Lavoro Agoro Limited securities. In addition, please disclose the price that the selling securityholders paid for the Warrants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of Amendment No. 1 in response.

2.	We note your cover page disclosure of the exercise price of the warrants compared to the market price of the underlying Ordinary Shares, as well as similar disclosure in the prospectus summary and risk factors sections. Please provide similar disclosure in the MD&A section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 173, 183 and 184 of Amendment No. 1 in response.

Liquidity and Capital Resources, page 161

3.	We note that your Forward Purchase Agreements with certain investors provide those investors with the right to sell back shares to the company at a fixed price 24 months after the closing date of the business combination or a triggering termination event. Please revise to discuss the risks that these agreements may pose to other securityholders if you are required to buy back the shares of your common stock as described therein. For example, discuss how such forced purchases would impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51, 52, 173, 184 and 214 of Amendment No. 1 in response.

General

4.	Please revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. In particular, please disclose the price or price range that the selling securityholders paid for the Lavoro Agoro Limited securities. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 4, 50, 51, 204 and 205 of Amendment No. 1 in response.

5.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	You state in the risk factor on page 51 that “[f]uture” resales of the ordinary shares issued in connection with the Business Combination may cause the market price of your securities to decline. This statement should be updated given that this prospectus is facilitating those sales.

•	You state on page 95 that you “expect” data analysis from the "Control Tower" to bring you closer with your clients. You also disclose that the Control Tower was developed in "December 2021." Please update this statement to reflect the current status of the Control Tower project.

•	On page 103, you state that you "expect" to be compliant with the Brazilian General Data Protection Law by March 2023. Please update this statement to reflect the current status of your regulatory compliance.

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•	On page 190, you refer to two agreements you "expect" to be renewed in "early 2023." Please update these statements to reflect the current status of your related party transactions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51, 102, 111, 112 and 209 of Amendment No. 1 in response.

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Please do not hesitate to contact me at +1 212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at +1 212-450-6069 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz
Manuel Garciadiaz

cc:	Ruy Cunha, Chief Executive Officer, Lavoro Limited
Julian Garrido Del Val Neto, Chief Financial Officer, Lavoro Limited
Andre Rizk, Chief Legal Officer, Lavoro Limited
Alessandra Aur, Ernst & Young Auditores Independentes S.S.

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